Exhibit 99.1

NEWS RELEASE
June 25th 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN HITS 25.00 METERS OF 4.22 G/T GOLD AND 15.41 G/T SILVER (4.5 G/T AUEQ)
ON MAIN IXTACA ZONE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce further results from the on-going 4 drill exploration program on the Company’s 100% owned Tuligtic project, Mexico with holes TU-12-133, 138, 139, 141 through 144 and 146 through 150. Holes TU-12-138, 143, 144 and 146 were drilled into the Ixtaca North Zone a developing parallel zone to the Main Ixtaca Zone. Results from these holes continue to show that this zone, as presently interpreted, exists over a strike length of nearly 700 meters. Highlights from the current group of assays include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-133 MAIN IXTACA ZONE, SECTION 10525:
142.20 meters @ 0.40 g/t gold and 41.2 g/t silver (1.2 g/t gold equivalent)
Including             6.00 meters @ 1.84 g/t gold and 112.1 g/t silver (4.1 g/t gold equivalent)
And                      12.00 meters @ 1.71 g/t gold and 216.5 g/t silver (6.0 g/t gold equivalent)

Hole TU-12-138 IXTACA NORTH ZONE, SECTION 10650:
95.20 meters @ 0.54 g/t gold and 61.1 g/t silver (1.8 g/t gold equivalent)
Including             9.50 meters @ 1.27 g/t gold and 234.3 g/t silver (6.0 g/t gold equivalent)

Hole TU-12-144 IXTACA NORTH ZONE, SECTION 10650:
47.10 meters @ 0.52 g/t gold and 3.73 g/t silver (0.6 g/t gold equivalent)
and           48.00 meters @ 0.52 g/t gold and 32.04 g/t silver (1.2 g/t gold equivalent)
Including             8.40 meters @ 1.68 g/t gold and 59.33 g/t silver (2.9 g/t gold equivalent)

Hole TU-12-146 IXTACA NORTH ZONE, SECTION 10400:
62.50 meters @ 0.58 g/t gold and 33.35 g/t silver (1.3 g/t gold equivalent)
Including             4.25 meters @ 1.00 gold and 96.91 g/t silver (2.9 g/t gold equivalent)

Hole TU-12-147 MAIN IXTACA ZONE, SECTION 10250:
240.66 meters @ 1.09 g/t gold and 16.63 g/t silver (1.4 g/t gold equivalent)
Including             61.50 meters @ 1.95 gold and 7.42 g/t silver (2.1 g/t gold equivalent)
And                      5.10 meters @ 14.96 g/t gold and 56.05 g/t silver (16.1 g/t gold equivalent)
And                      33.50 meters @ 2.96 g/t gold and 35.1 g/t silver (3.7 g/t gold equivalent)
And                      0.75 meters @ 87.60 g/t gold and 207 g/t silver (91.7 g/t gold equivalent)

J.D. Poliquin, Chairman of Almaden commented, “We are very pleased with these new results which continue to confirm and show the Ixtaca zone to be a robust and wide system of veining with sections that carry high gold and silver grades. Including the veining of the newly discovered Ixtaca North zone, the Ixtaca vein system is wider than previously known. The new results reported today from the Ixtaca North continue to show that strong mineralisation and high gold grades exist here as well. Drilling to date on the Ixtaca vein system shows good continuity of mineralisation in both horizontal and vertical dimensions.”

The Company currently has four drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)
TU-12-133	38.80	181.00	142.20	0.40	41.2	1.2	61
including	96.75	102.75	6.00	1.84	112.1	4.1	204
including	121.00	134.50	13.50	0.53	50.2	1.5	77
including	152.80	164.80	12.00	1.71	216.5	6.0	302
TU-12-138	43.50	87.27	43.77	0.59	4.3	0.7	34
including	61.00	71.50	10.50	0.88	4.9	1.0	49
including	84.00	87.27	3.27	2.07	10.5	2.3	114
TU-12-138	135.50	184.25	48.75	0.22	16.7	0.6	28
including	179.95	182.50	2.55	2.98	216.4	7.3	365
TU-12-138	202.00	359.50	157.50	0.36	41.4	1.2	60
including	264.30	359.50	95.20	0.54	61.1	1.8	88
including	292.50	302.00	9.50	1.27	234.3	6.0	298
including	304.00	307.00	3.00	3.87	439.9	12.7	633
TU-12-139	49.70	208.70	159.00	0.42	21.8	0.9	43
including	90.75	105.70	14.95	0.84	71.0	2.3	113
including	139.00	187.20	48.20	0.72	21.4	1.2	57
including	142.00	144.00	2.00	12.58	322.3	19.0	951
TU-12-141	85.50	142.30	56.80	0.39	4.5	0.5	24
TU-12-141	176.80	279.00	102.20	0.54	5.0	0.6	32
including	234.50	263.20	28.70	0.85	7.8	1.0	50
including	257.50	263.20	5.70	2.44	25.34	3.0	148
TU-12-142	40.20	74.30	34.10	0.55	10.65	0.8	38
including	95.30	101.20	5.90	1.26	111.51	3.5	175
TU-12-142	109.33	118.60	9.27	0.47	24.9	1.0	48
TU-12-142	162.30	171.80	9.50	0.45	48.07	1.4	70
TU-12-143	27.42	79.70	52.28	0.48	4.53	0.6	29
including	53.00	67.00	14.00	0.82	1.78	0.9	43
TU-12-144	45.50	92.60	47.10	0.52	3.73	0.6	30
TU-12-144	210.00	258.00	48.00	0.52	32.04	1.2	58
including	227.40	235.80	8.40	1.68	59.33	2.9	143
TU-12-146	56.00	118.50	62.50	0.58	33.35	1.3	62
including	59.90	91.90	32.00	0.83	43.76	1.7	85
including	103.00	107.25	4.25	1.00	96.91	2.9	147
TU-12-147	21.34	262.00	240.66	1.09	16.63	1.4	71
including	26.00	87.50	61.50	1.95	7.42	2.1	105
including	45.50	70.50	25.00	4.22	15.41	4.5	226
including	47.15	52.25	5.10	14.96	56.05	16.1	804
including	49.90	51.21	1.31	49.79	207.15	53.9	2697
including	126.00	153.00	27.00	0.32	22.16	0.8	38
including	140.50	151.00	10.50	0.52	30.43	1.1	56
including	155.50	165.00	9.50	0.56	77.96	2.1	106
including	181.00	214.50	33.50	2.96	35.11	3.7	183
including	211.25	212.00	0.75	87.60	207.00	91.7	4587
including	223.00	262.00	39.00	0.47	15.2	0.8	39
TU-12-147	276.35	279.00	2.65	0.54	65.9	1.9	93
TU-12-148	62.79	95.50	32.71	0.23	20.5	0.6	32
including	78.50	88.00	9.50	0.40	43.1	1.3	63
TU-12-149	90.00	133.00	43.00	0.60	15.0	0.9	45
TU-12-149	146.00	165.50	19.50	0.21	33.6	0.9	44
TU-12-149	172.50	177.50	5.00	0.45	47.2	1.4	70
TU-12-149	204.60	215.80	11.20	0.34	75.0	1.8	92
TU-12-149	224.50	314.70	90.20	0.37	34.5	1.1	53
including	310.10	313.60	3.50	4.65	240.9	9.5	474
TU-12-150	93.36	105.46	12.10	0.12	13.0	0.4	19
TU-12-150	140.20	142.04	1.84	1.27	50.6	2.3	114

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the north and striking at 060 Azimuth. Until this interpretation is confirmed true widths for the Northeast Extension intersections cannot be calculated with confidence at this time.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $41.2 MM as of March 21, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including Tuligtic, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
CALEVA ZONE
NORTHEAST EXTENSION
IXTACA NORTH ZONE
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
SECTION REFERENCE LINE
Section 10925
Section 10525
Section 10700
Section 10650
Section 10400
Section 10300
Section 10250
Section 10200
618,200 mE
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE

Reference Line
2400m
2200m
2000m
CLAY ALTERED ASH
MAIN
IXTACA
ZONE
TU-12-131
TU-12-128
TU-12-122
TU-12-141
TU-11-074
TU-12-160
TU-11-077
Intervals Greater than
0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

HoleID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-122	64.0	101.0	37.0	0.4	1	0.4
TU-12-122	222.0	241.0	19.0	0.3	40	1.1
TU-12-122	262.1	276.7	14.6	0.7	44	1.6
TU-12-122	271.7	274.3	2.6	2.9	99	4.9
TU-12-128	56.5	90.2	33.7	0.4	1	0.4
TU-12-128	218.0	220.0	2.0	0.8	107	3.0
TU-12-128	241.6	261.0	19.4	0.2	48	1.2
TU-12-128	268.3	269.3	1.0	0.5	106	2.6
TU-12-128	289.2	306.5	17.3	0.2	19	0.6
TU-12-128	313.0	317.5	4.5	0.3	23	0.7
TU-12-131	63.7	104.2	40.5	0.4	4	0.5
TU-12-131	65.7	72.0	6.3	1.1	2	1.1
TU-12-131	141.0	199.7	58.7	0.1	9	0.3
TU-12-131	196.5	199.7	3.2	0.3	59	1.5
TU-12-131	349.2	375.0	25.8	0.6	42	1.4
TU-12-131	352.2	366.6	14.4	0.9	58	2.1
TU-12-131	352.2	354.6	2.4	3.4	139	6.2
TU-12-131	361.8	366.6	4.8	0.8	56	1.9
TU-12-141	85.5	142.3	56.8	0.4	5	0.5
TU-12-141	135.7	141.3	5.6	1.1	35	1.8
TU-12-141	153.3	167.5	14.2	0.3	2	0.3
TU-12-141	176.8	279.0	102.2	0.5	5	0.6
TU-12-141	197.3	201.1	3.9	1.0	5	1.1
TU-12-141	207.9	210.4	2.5	0.8	18	1.1
TU-12-141	221.2	224.3	3.1	5.0	35	5.7
TU-12-141	234.5	263.2	28.7	0.9	8	1.0
TU-12-141	257.5	263.2	5.7	2.4	25	3.0

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals Ltd.
Invest in our ideas. Profit from their potential.
Suite 1103-750 West Pender Street, Vancouver, BC, Canada, V6C 2T8
ph: 604.689.7644 • fax: 604.689.7645 • www.almadenminerals.com

Section 10200
Looking NE (+/- 25m)
Ixtaca Project

Scale: 1: 4000	Plan No.	Date: 20-Jun-12

HoleID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-30	60.0	212.0	152.0	0.9	14	1.2
TU-11-30	60.0	68.0	8.0	9.4	3	9.5
TU-11-30	64.0	65.0	1.0	66.8	18	67.2
TU-11-30	170.0	173.0	3.0	3.3	117	5.7
TU-11-33	26.8	350.0	323.3	0.4	15	0.7
TU-11-33	36.4	69.0	32.7	0.8	14	1.0
TU-11-33	328.8	344.7	15.9	1.2	100	3.2
TU-11-33	402.0	404.9	2.9	1.3	7	1.5
TU-11-40	42.0	197.0	155.0	0.6	4	0.7
TU-11-40	151.4	186.5	35.1	1.8	4	1.8
TU-11-40	171.6	173.1	1.6	18.2	22	18.6
TU-11-40	182.6	184.8	2.3	3.9	24	4.3
TU-11-45	65.0	146.3	81.3	0.8	5	0.9
TU-11-45	65.0	129.0	64.0	0.9	5	1.0
TU-11-74	90.0	211.0	121.1	0.3	8	0.5
TU-11-74	158.5	189.8	31.3	0.5	20	0.9
TU-12-110	40.5	93.0	52.5	0.8	4	0.9
TU-12-110	60.5	93.0	32.5	1.1	5	1.2
TU-12-110	140.5	145.6	5.1	6.9	11	7.1
TU-12-110	239.7	261.2	21.5	0.3	7	0.5
TU-12-110	244.8	249.8	5.0	0.8	11	1.0
TU-12-114	23.7	118.9	95.2	0.6	4	0.7
TU-12-114	111.0	117.7	6.7	2.0	10	2.2
TU-12-114	139.0	157.6	18.6	2.6	4	2.7
TU-12-114	139.0	139.5	0.5	85.8	42	86.6
TU-12-114	203.0	221.1	18.1	0.8	12	1.0
TU-12-118	46.15	143.6	97.5	0.3	10	0.5
TU-12-147	26.0	87.5	61.5	2.0	7	2.1
TU-12-147	45.5	70.5	25.0	4.2	15	4.5
TU-12-147	47.2	52.3	5.1	15.0	56	16.1
TU-12-147	49.9	51.2	1.3	49.8	207	53.9
TU-12-147	126.0	153.0	27.0	0.3	22	0.8
TU-12-147	140.5	151.0	10.5	0.5	30	1.1
TU-12-147	155.5	165.0	9.5	0.6	78	2.1
TU-12-147	176.5	215.3	38.8	2.6	32	3.2
TU-12-147	181.0	209.5	28.5	1.1	34	1.8
TU-12-147	223.0	262.0	39.0	0.5	15	0.8
TU-12-147	223.0	225.5	2.5	0.8	34	1.5
TU-12-147	231.8	236.5	4.8	0.9	28	1.5
TU-12-147	276.4	279.0	2.7	0.5	66	1.9

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
IXTACA NORTH ZONE
CLAY ALTERED ASH
MAIN IXTACA ZONE
SOUTHWEST EXTENSION
TU-11-040
TU-12-118
TU-12-158
TU-11-030
TU-12-147
TU-11-033
TU-12-110
TU-12-114
TU-12-154
TU-12-156
TU-11-075
TU-12-105
TU-11-045
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Almaden Minerals Ltd.

Invest in our ideas. Profit from their potential.

Suite 1103-750 West Pender Street, Vancouver, BC, Canada, V6C 2T8

Section 10250

Looking NE (+/- 25m)

Ixtaca Project

Scale: 1: 4000	Plan No.	Date: 20-Jun-12

Reference Line
2400m
2200m
TU-12-118
TU-12-158
TU-11-038
TU-11-023
TU-12-105
SOUTHWEST EXTENSION
?
TU-12-150
TU-11-071
TU-12-152
TU-12-157
TU-12-137
TU-11-063
TU-11-069
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

HoleID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-63	37.0	43.5	6.5	0.3	11	0.5
TU-11-63	64.8	164.0	99.2	0.5	25	1.0
TU-11-63	73.4	107.8	34.4	0.8	22	1.2
TU-11-63	100.0	104.0	4.0	4.1	78	5.6
TU-11-63	124.0	126.3	2.3	6.1	382	13.7
TU-11-63	125.1	154.4	29.3	0.8	52	1.9
TU-11-63	141.9	144.1	2.2	2.7	153	5.7
TU-11-69	164.8	166.1	1.2	0.8	51	1.8
TU-11-71	59.0	140.0	81.0	0.3	15	0.6
TU-11-71	106.5	140.0	33.5	0.4	26	0.9
TU-12-137	68.5	84.0	15.5	0.2	12	0.5
TU-12-137	105.4	107.0	1.6	0.5	46	1.4
TU-12-137	105.4	105.9	0.5	1.4	120	3.8
TU-12-137	112.5	113.5	1.0	1.1	63	2.4
TU-12-137	135.2	140.6	5.4	0.3	4	0.4
TU-12-137	140.0	140.6	0.6	1.9	3	2.0
TU-12-137	157.4	161.2	3.8	0.2	5	0.3
TU-12-137	179.2	216.2	37.0	0.1	9	0.3
TU-12-137	191.8	208.2	16.4	0.2	14	0.5
TU-12-150	93.4	105.5	12.1	0.1	13	0.4
TU-12-150	140.2	142.0	1.8	1.3	51	2.3

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals Ltd.
Invest in our ideas. Profit from their potential.
Suite 1103-750 West Pender Street, Vancouver, BC, Canada, V6C 2T8
ph: 604.689.7644 + fax: 604.689.7645 + www.almadenminerals.com

Section 10300
Looking NE (+/- 25m)
Ixtaca Project

Scale: 1:	4000	Plan No.	Date:	20-Jun-12

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-10-01	47.5	349.9	302.4	1.0	48	1.7
TU-10-01	106.7	109.7	3.0	4.4	453	13.5
TU-10-01	119.8	277.0	157.3	1.6	72	3.0
TU-10-01	139.0	183.4	44.4	2.8	118	5.1
TU-10-01	174.5	178.6	4.1	25.7	936	40.1
TU-10-01	174.5	176.2	1.7	60.7	2112	102.9
TU-10-01	225.8	233.5	7.7	5.4	136	8.2
TU-10-01	230.7	233.5	2.7	5.4	312	10.2
TU-10-01	315.0	336.6	21.6	1.9	51	2.9
TU-10-01	315.7	319.4	3.8	9.5	279	13.8
TU-10-03	27.6	253.8	226.2	0.4	34	1.0
TU-10-03	79.0	84.8	5.8	1.2	175	4.7
TU-10-03	204.0	211.0	7.0	2.3	195	6.2
TU-11-35	191.7	248.6	56.9	0.5	14	0.7
TU-11-35	221.9	225.2	3.3	3.4	48	4.3
TU-11-35	241.4	245.0	3.6	2.0	93	3.9
TU-11-36	69.6	73.4	3.8	2.5	194	6.4
TU-11-36	79.2	83.9	4.7	2.8	188	6.6
TU-11-36	82.7	83.9	1.1	4.8	335	11.5
TU-11-36	108.3	118.5	10.2	1.9	135	4.6
TU-11-36	111.8	113.3	1.5	5.9	454	15.0
TU-11-36	150.7	151.1	0.4	5.7	447	14.6
TU-11-61	18.2	53.0	34.8	0.3	19	0.6
TU-11-61	38.6	53.0	14.4	0.4	26	1.0
TU-11-61	120.7	123.9	3.1	0.9	68	2.3
TU-11-64	3.3	103.6	100.3	0.5	36	1.2
TU-11-64	81.1	83.1	2.1	2.0	358	9.1
TU-12-139	49.7	208.7	159.0	0.4	22	0.9
TU-12-139	49.7	127.8	78.1	0.3	26	0.8
TU-12-139	90.8	105.7	15.0	0.8	71	2.3
TU-12-139	90.8	92.8	2.0	1.1	79	2.7
TU-12-139	94.3	97.3	3.0	1.7	146	4.6
TU-12-139	104.2	105.7	1.5	2.1	140	4.9
TU-12-139	111.6	113.3	1.7	1.1	78	2.6
TU-12-139	124.3	125.3	1.0	3.0	147	5.9
TU-12-139	139.0	187.2	48.2	0.7	21	1.2
TU-12-139	142.0	144.0	2.0	12.6	322	19.0
TU-12-139	166.5	168.0	1.5	2.0	51	3.1
TU-12-139	193.9	208.7	14.8	0.5	23	0.9
TU-12-139	198.3	203.1	4.8	0.9	58	2.0
TU-12-142	40.2	74.3	34.1	0.6	11	0.8
TU-12-142	54.4	56.4	2.0	0.5	46	1.4
TU-12-142	73.3	74.3	1.0	14.4	4	14.5
TU-12-142	91.3	101.2	9.9	0.8	71	2.2
TU-12-142	95.3	101.2	5.9	1.3	112	3.5
TU-12-142	95.3	95.8	0.5	4.9	414	13.2
TU-12-142	98.0	99.0	1.0	3.0	275	8.5
TU-12-142	100.7	101.2	0.5	2.6	246	7.6
TU-12-142	109.3	118.6	9.3	0.5	25	1.0
TU-12-142	116.0	118.6	2.6	0.9	59	2.1
TU-12-142	162.3	171.8	9.5	0.5	48	1.4
TU-12-142	163.0	163.5	0.5	5.1	567	16.4
TU-12-142	223.0	225.7	2.7	0.6	20	1.0
TU-12-146	56.0	118.5	62.5	0.6	33	1.3
TU-12-146	59.9	91.9	32.0	0.8	44	1.7
TU-12-146	84.1	86.7	2.6	1.5	90	3.3
TU-12-146	103.0	107.3	4.3	1.0	97	2.9
TU-12-148	62.8	95.5	32.7	0.2	20	0.6
TU-12-148	78.5	88.0	9.5	0.4	43	1.3
TU-12-148	78.5	79.6	1.1	0.8	137	3.6
TU-12-148	93.5	95.5	2.0	0.6	90	2.4

- Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
2400m
2200m
IXTACA NORTH ZONE
CLAY ALTERED ASH
MAIN IXTACA ZONE
TU-10-001
TU-10-069
TU-10-010
TU-11-036
TU-11-064
TU-12-146
TU-12-148
TU-11-061
TU-12-118
TU-12-142
TU-11-035
TU-12-139
TU-10-003
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Almaden Minerals Ltd.

Invest in our ideas. Profit from their potential.

Suite 1103-750 West Pender Street, Vancouver, BC, Canada, V6C 2T8
ph: 604.689.7644 + fax: 604.689.7645 + www.almadenminerals.com

Section 10400
Looking NE (+/- 25m)
Ixtaca Project

Scale: 1: 4000	Plan No.	Date: 20-Jun-12

Reference Line
2400m
2200m
2000m
CLAY ALTERED ASH
MAIN
IXTACA
ZONE
TU-12-133
TU-12-130
TU-12-123
TU-12-126
TU-12-135
TU-10-012
TU-10-001
TU-10-010
TU-10-009
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

HoleID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-123	52.25	293.40	241.15	1.13	59.3	2.3
TU-12-123	67.70	72.70	5.00	1.04	131.5	3.7
TU-12-123	172.90	202.35	29.45	3.21	136.3	5.9
TU-12-123	226.60	240.50	13.90	2.58	132.5	5.2
TU-12-123	264.30	270.18	5.88	3.00	117.1	5.3
TU-12-126	76.0	86.5	10.5	0.1	14	0.4
TU-12-126	121.0	148.2	27.2	1.2	92	3.0
TU-12-126	132.3	139.5	7.2	3.4	247	8.3
TU-12-126	178.0	304.1	126.1	1.2	63	2.5
TU-12-126	209.0	215.0	6.0	1.6	192	5.4
TU-12-126	222.5	226.8	4.3	6.6	127	9.2
TU-12-126	238.5	249.0	10.5	3.6	162	6.9
TU-12-126	281.5	290.3	8.8	4.1	229	8.7
TU-12-126	321.5	331.4	9.9	0.9	3	1.0
TU-12-130	32.0	46.3	14.3	1.7	95	3.6
TU-12-130	42.1	44.6	2.5	8.9	467	18.2
TU-12-130	53.5	71.0	17.5	0.4	140	3.2
TU-12-130	55.5	56.0	0.5	6.3	3610	78.5
TU-12-130	63.5	66.0	2.5	0.7	154	3.7
TU-12-130	84.0	240.0	156.0	0.4	31	1.0
TU-12-130	188.0	189.1	1.1	5.0	804	21.1
TU-12-130	237.2	240.3	3.1	2.1	177	5.6
TU-12-133	38.80	181.00	142.20	0.40	41.2	1.2
TU-12-133	39.30	40.80	1.50	1.20	81.9	2.8
TU-12-133	56.00	62.30	6.30	0.33	53.3	1.4
TU-12-133	88.82	108.50	19.68	0.85	61.1	2.1
TU-12-133	96.75	102.75	6.00	1.84	112.1	4.1
TU-12-133	121.00	134.50	13.50	0.53	50.2	1.5
TU-12-133	144.75	170.30	25.55	0.92	113.3	3.2
TU-12-133	152.80	164.80	12.00	1.71	216.5	6.0
TU-12-133	199.20	200.20	1.00	0.84	110.1	3.1

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals Ltd.
Invest in our ideas. Profit from their potential.
Suite 1103-750 West Pender Street, Vancouver, BC, Canada, V6C 2T8
ph: 604.689.7644 • fax: 604.689.7645 • www.almadenminerals.com

Section 10525
Looking NE (+/- 12.5m)
Ixtaca Project

Scale: 1: 4000	Plan No.	Date: 20-Jun-12

Hole ID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-15	138.3	260.4	122.1	0.9	30	1.5
TU-11-15	139.7	144.2	4.5	16.4	67	17.7
TU-11-15	197.9	200.5	2.6	1.7	148	4.6
TU-11-15	258.7	259.9	1.2	3.0	201	7.0
TU-11-17	128.0	329.0	201.0	0.6	46	1.5
TU-11-17	183.4	191.1	7.8	1.5	123	3.9
TU-11-17	226.3	247.0	20.7	1.9	228	6.4
TU-11-17	238.7	247.0	8.3	2.7	417	11.0
TU-11-48	35.8	74.6	38.8	0.5	44	1.4
TU-11-48	37.0	44.0	7.0	1.7	148	4.7
TU-11-48	133.8	187.5	53.7	0.6	86	2.3
TU-11-48	168.6	185.5	16.9	1.6	212	5.8
TU-11-48	177.9	181.4	3.5	7.3	847	24.2
TU-11-48	179.1	180.4	1.3	18.7	2129	61.3
TU-11-51	39.3	137.9	98.6	0.9	76	2.5
TU-11-51	110.5	112.7	2.2	4.0	215	8.3
TU-11-79	160.0	178.2	18.2	0.4	12	0.6
TU-11-79	228.3	303.0	74.7	0.2	19	0.6
TU-11-79	264.0	286.5	22.5	0.5	33	1.1
TU-11-82	157.3	398.3	241.0	0.4	31	1.0
TU-11-82	221.82	238.14	16.3	1.3	80	2.9
TU-11-82	340.0	341.1	1.1	4.5	405	12.6
TU-11-82	359.3	384.7	25.4	1.2	92	3.0
TU-11-82	359.3	361.6	2.3	6.9	463	16.1
TU-11-82	438.0	439.8	1.8	1.5	53	2.6
TU-11-91	3.1	13.0	10.0	0.5	12	0.7
TU-11-91	28.8	36.0	7.3	0.3	11	0.6
TU-11-91	84.1	98.0	13.9	0.8	106	2.9
TU-11-91	152.2	296.6	144.4	0.4	43	1.3
TU-11-91	236.9	256.6	19.7	1.2	121	3.6
TU-11-91	250.7	256.6	5.9	2.7	247	7.7
TU-11-95	12.2	80.1	67.9	0.2	21	0.6
TU-11-95	74.6	79.6	5.1	0.9	89	2.7
TU-11-95	134.0	137.0	3.1	0.8	32	1.5
TU-11-95	149.3	167.2	18.0	0.5	36	1.2
TU-11-95	176.1	214.4	38.3	0.5	70	1.9
TU-11-95	209.7	214.4	4.7	0.9	194	4.8
TU-11-107	189.5	215.8	26.3	0.87	28	1.4
TU-11-107	189.5	193.7	4.2	1.78	62	3.0
TU-11-107	207.4	210.9	3.5	3.34	70	4.7
TU-11-107	224.0	244.3	20.3	0.54	18	0.9
TU-11-107	224.0	237.0	13.0	0.72	21	1.1
TU-11-107	399.0	423.5	24.5	0.40	29	1.0
TU-11-107	405.9	412.6	6.7	0.9	91	2.7
TU-12-138	43.50	87.27	43.77	0.59	4.3	0.7
TU-12-138	61.00	71.50	10.50	0.88	4.9	1.0
TU-12-138	84.00	87.27	3.27	2.07	10.5	2.3
TU-12-138	135.50	184.25	48.75	0.22	16.7	0.6
TU-12-138	135.50	137.10	1.60	0.34	35.5	1.1
TU-12-138	151.60	152.60	1.00	0.29	33.4	1.0
TU-12-138	179.95	182.50	2.55	2.98	216.4	7.3
TU-12-138	202.00	359.50	157.50	0.36	41.4	1.2
TU-12-138	202.00	206.80	4.80	0.20	32.0	0.8
TU-12-138	223.20	225.50	2.30	0.49	55.7	1.6
TU-12-138	242.00	247.00	5.00	0.22	32.0	0.9
TU-12-138	246.00	247.00	1.00	0.54	125.7	3.1
TU-12-138	264.30	359.50	95.20	0.54	61.1	1.8
TU-12-138	264.80	265.45	0.65	1.74	117.0	4.1
TU-12-138	279.00	280.00	1.00	0.31	71.3	1.7
TU-12-138	285.50	288.50	3.00	0.52	124.6	3.0
TU-12-138	292.50	302.00	9.50	1.27	234.3	6.0
TU-12-138	304.00	307.00	3.00	3.87	439.9	12.7
TU-12-138	333.60	338.35	4.75	1.67	77.2	3.2
TU-12-138	356.50	358.00	1.50	1.04	85.9	2.8
TU-12-144	45.50	92.60	47.10	0.52	3.73	0.6
TU-12-144	57.50	60.00	2.50	0.96	1.32	1.0
TU-12-144	67.00	69.00	2.00	3.28	6	3.4
TU-12-144	163.50	179.50	16.00	0.14	8.08	0.3
TU-12-144	169.50	171.10	1.60	0.41	36.47	1.1
TU-12-144	210.00	258.00	48.00	0.52	32.04	1.2
TU-12-144	227.40	235.80	8.40	1.68	59.33	2.9
TU-12-144	227.40	228.60	1.20	1.48	108.5	3.7
TU-12-144	234.00	235.80	1.80	3.03	70.63	4.5
TU-12-144	257.50	258.00	0.50	2.70	838	19.5

Reference Line
2400m
2200m
2000m
CLAY ALTERED ASH
CLAY ALTERED ASH
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-11-048
TU-11-051
TU-12-138
TU-12-144
TU-11-079
TU-11-082
TU-11-072
TU-11-095
TU-11-091
TU-11-018
TU-11-017
TU-12-107
TU-10-010
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Almaden Minerals Ltd.

Invest in our ideas. Profit from their potential.

Suite 1103-750 West Pender Street, Vancouver, BC, Canada, V6C 2T8
ph: 604.689.7644 • fax: 604.689.7645 • www.almadenminerals.com

Section 10650

Looking NE (+/- 12.5m)

Ixtaca Project

Scale: 1:	4000	Plan No.	Date:	20-Jun-12

HoleID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-11-18	85.0	264.9	179.9	0.4	33	1.1
TU-11-18	116.9	127.7	10.8	1.7	115	3.9
TU-11-18	120.8	122.4	1.6	4.2	336	10.9
TU-11-18	181.7	182.6	1.0	6.7	349	13.6
TU-11-20	119.4	298.6	179.2	0.6	36	1.3
TU-11-20	140.0	142.1	2.1	3.2	303	9.3
TU-11-20	178.9	181.8	2.9	3.0	277	8.5
TU-11-20	188.0	199.1	11.1	1.4	84	3.0
TU-11-20	211.0	215.4	4.4	1.6	104	3.7
TU-11-20	239.1	240.0	0.9	1.5	422	10.0
TU-11-39	39.3	154.7	115.4	0.5	38	1.2
TU-11-39	116.2	135.8	19.6	1.1	102	3.1
TU-11-39	132.9	135.8	2.9	4.2	261	9.4
TU-11-39	134.6	135.8	1.2	7.3	487	17.0
TU-11-49	181.0	207.0	26.0	0.4	9	0.6
TU-11-49	213.5	225.9	12.4	0.4	15	0.7
TU-11-49	267.2	271.5	4.3	1.1	113	3.4
TU-11-49	302.0	360.2	58.2	0.5	38	1.3
TU-11-49	318.3	326.1	7.8	1.8	141	4.7
TU-11-49	367.4	375.5	8.1	0.5	50	1.5
TU-11-49	384.5	389.6	5.1	2.6	5	2.7
TU-11-54	102.0	130.8	28.8	0.4	26	0.9
TU-11-54	117.7	129.6	11.9	0.6	52	1.7
TU-11-54	381.2	381.9	0.7	2.2	141	5.1
TU-11-54	431.1	458.0	26.9	0.7	8	0.8
TU-11-54	431.1	434.6	3.6	3.8	28	4.4
TU-11-85	169.0	219.1	50.1	0.4	13	0.7
TU-11-85	219.1	463.7	244.6	0.5	27	1.1
TU-11-85	299.0	301.7	2.7	1.3	189	5.1
TU-11-85	351.3	377.7	26.4	1.3	104	3.4
TU-11-85	441.8	462.0	20.2	2.5	57	3.7
TU-11-85	443.9	455.1	11.2	3.4	87	5.1
TU-12-97	135.9	194.9	59.0	0.7	41	1.5
TU-12-97	149.3	151.9	2.5	8.6	506	18.7
TU-12-97	204.4	226.5	22.1	0.6	27	1.2
TU-12-97	250.8	259.5	8.7	0.5	20	0.9
TU-12-97	270.8	280.5	9.7	0.3	17	0.7
TU-12-102	120.5	135.5	15.0	0.3	17	0.6
TU-12-102	150.1	157.5	7.4	0.4	61	1.6
TU-12-102	185.3	200.2	14.9	0.2	21	0.6
TU-12-104	83.5	87.0	3.6	0.7	95	2.7
TU-12-104	152.0	263.3	111.3	0.6	28	1.2
TU-12-104	157.5	166.0	8.5	1.1	120	3.5
TU-12-149	90.0	133.0	43.0	0.6	15	0.9
TU-12-149	146.0	165.5	19.5	0.2	34	0.9
TU-12-149	172.5	177.5	5.0	0.5	47	1.4
TU-12-149	204.6	215.8	11.2	0.3	75	1.8
TU-12-149	224.5	314.7	90.2	0.4	34	1.1
TU-12-149	310.1	313.6	3.5	4.7	241	9.5

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Reference Line
CLAY ALTERED ASH
CLAY ALTERED ASH
IXTACA NORTH ZONE
MAIN IXTACA ZONE
TU-11-089
TU-11-092
TU-12-104
TU-12-102
TU-11-018
TU-11-020
TU-11-049
TU-11-039
TU-12-149
TU-11-054
TU-11-072
TU-11-085
TU-12-097
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

Almaden Minerals Ltd.

Invest in our ideas. Profit from their potential.

Suite 1103-750 West Pender Street, Vancouver, BC, Canada, V6C 2T8 ph: 604.689.7644 • fax: 604.689.7645 • www.almadenminerals.com

Section 10700

Looking NE (+/- 12.5m)

Ixtaca Project

Scale: 1: 4000 | Plan No. | Date: 20-Jun-12

Reference Line
2400m
2200m
CLAY ALTERED ASH
TU-12-155, 159, 162
TU-12-143
TU-12-140
TU-12-151
TU-12-145
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending

HoleID	To (m)	From (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Gold Eq (g/t)
TU-12-140	36.9	95.0	58.1	0.5	6.7	0.7
TU-12-140	36.9	44.0	7.1	0.9	7	1.0
TU-12-140	91.0	95.0	4.0	1.0	38	1.8
TU-12-140	146.8	187.0	40.2	0.3	14	0.6
TU-12-140	146.8	149.2	2.4	0.1	70	1.5
TU-12-140	160.0	160.6	0.6	0.2	214	4.5
TU-12-140	163.4	165.8	2.4	0.7	39	1.5
TU-12-140	173.0	173.5	0.5	6.5	4	6.6
TU-12-143	27.42	79.70	52.28	0.48	4.53	0.6
TU-12-143	53.00	67.00	14.00	0.82	1.78	0.9
TU-12-143	59.00	63.50	4.50	1.07	1.69	1.1

Gold Equivalent (AuEq) is calculated using silver to gold ratios of 50 to 1.

Almaden Minerals Ltd.
Invest in our ideas. Profit from their potential.
Suite 1103-750 West Pender Street, Vancouver, BC, Canada, V6C 2T8
ph: 604.689.7644 • fax: 604.689.7645 • www.almadenminerals.com

Section 10925
Looking NE (+/- 12.5m)
Ixtaca Project

Scale: 1: 4000	Plan No.	Date: 20-Jun-12